CATABASIS PHARMACEUTICALS, INC.
ONE KENDALL SQUARE

BUILDING 1400E, SUITE B14202
CAMBRIDGE, MA 02139

June 19, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:              Catabasis Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-225410
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Catabasis Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-225410), so that it may become effective at 5:00 p.m. Eastern time on June 19, 2018, or as soon thereafter as practicable.

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Very truly yours,

Catabasis Pharmaceuticals, Inc.

By:	/s/ Deirdre A. Cunnane
Name:	Deirdre A. Cunnane
Title:	Chief Legal Officer

[Signature Page to Request for Acceleration]